Exhibit 99.1

First Quarter Interim Statement

January – March 2018

Contents

MorphoSys Group:

First Quarter Interim Statement January – March 2018

3	SUMMARY

5	GROUP INTERIM STATEMENT
5	OPERATING BUSINESS PERFORMANCE
8	HUMAN RESOURCES
9	KEY FINANCIAL FIGURES
12	SUBSEQUENT EVENTS
13	FINANCIAL GUIDANCE

14	INTERIM CONSOLIDATED FINANCIAL STATEMENTS
14	CONSOLIDATED INCOME STATEMENT (IFRS) FOR THE FIRST THREE MONTHS OF 2018 AND 2017 (UNAUDITED)
15	CONSOLIDATED BALANCE SHEET (IFRS) AS OF MARCH 31, 2018 (UNAUDITED) AND DECEMBER 31, 2017 (AUDITED)
17	CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (IFRS) AS OF MARCH 31, 2018 AND 2017 (UNAUDITED)
19	CONSOLIDATED STATEMENT OF CASH FLOWS (IFRS) FOR THE FIRST THREE MONTHS OF 2018 AND 2017 (UNAUDITED)

Summary of the First Quarter of 2018

FINANCIAL RESULTS FOR THE FIRST THREE MONTHS OF 2018

•	Group revenue in the first quarter of 2018 totaled € 2.8 million (Q1/2017: € 11.8 million), and EBIT amounted to € -19.0 million (Q1/2017: € -14.9 million).
•	The Group’s liquidity position on March 31, 2018 was € 285.8 million (December 31, 2017: € 312.2 million).
•	Company confirms 2018 financial guidance for revenue in the range of € 20 million to € 25 million and EBIT in the range of € -110 million to € -120 million.

OPERATING HIGHLIGHTS FOR THE FIRST QUARTER OF 2018

•

In February 2018, MorphoSys and its partner Galapagos announced the presentation of data at the annual meeting of the American Academy of Dermatology (AAD) from the phase 1 clinical trial of MOR106 in patients with atopic dermatitis. First observed signs of clinical activity support the further development of MOR106 in a planned phase 2 trial.

•	Also in February 2018, MorphoSys announced that its licensee Janssen had published long-term data for Tremfya® (guselkumab) in plaque psoriasis from the completed phase 3 clinical trial VOYAGE 2.
•

In March 2018, MorphoSys announced that its partner Roche had presented data at the Alzheimer’s Congress in Turin, Italy, that support the application of gantenerumab in higher doses in new pivotal phase 3 studies in Alzheimer’s disease. The studies are expected to start later this year.

•

In March 2018, MorphoSys published updated data from the L-MIND study of MOR208 in combination with lenalidomide in patients with relapsed or refractory diffuse large B cell lymphoma (r/r DLBCL). Data from the ongoing study, which were available on December 12, 2017 for 68 of the total of 81 patients enrolled in the study, confirmed earlier published results.

•	At the end of the first quarter of 2018, MorphoSys’s pipeline comprised a total of 115 therapeutic programs in R&D, 28 of which were in clinical development.

MORPHOSYS PRODUCT PIPELINE AS OF MARCH 31, 2018

Most Advanced Development Stage

Group Interim Statement:

January 1 – March 31, 2018

Operating Business Performance

PROPRIETARY DEVELOPMENT

MorphoSys’s proprietary development activities are currently focused on four clinical candidates:

•	the hemato-oncological program MOR208, for which MorphoSys holds worldwide commercial rights;

•	the hemato-oncological program MOR202, for which MorphoSys concluded a regional licensing agreement with I-Mab in November 2017 for development in Greater China;

•	the antibody MOR106, being co-developed with Galapagos for treating inflammatory diseases; and

•	the lanthipeptide MOR107 being developed by MorphoSys’s Dutch subsidiary Lanthio Pharma.

GlaxoSmithKline (GSK) is currently conducting clinical tests of MOR103/GSK3196165, which originated as a proprietary MorphoSys program and was outlicensed to GSK for the treatment of rheumatoid arthritis and hand osteoarthritis.

MOR208 is an investigational Fc-engineered therapeutic antibody targeting CD19, a molecule that can be found on the surface of blood cancer cells, for the treatment of B cell malignancies. MorphoSys is currently investigating MOR208 in two phase 2 studies and a phase 2/3 study in combination with other cancer drugs in patients suffering from lymphoma and blood cancer:

The phase 2 L-MIND study (Lenalidomide - MOR208 IN DLBCL), initiated in April 2016, evaluates MOR208 in combination with lenalidomide in patients with relapsed or refractory diffuse large B cell lymphoma (DLBCL) who are not eligible for high dose chemotherapy (HDC) and autologous stem cell transplantation (ASCT). The study is designed as an open-label, single-arm study with the primary endpoint being the overall response rate (ORR) and multiple secondary endpoints, including progression-free survival (PFS), overall survival and time to progression. The recruitment of a total of 81 patients was completed in November 2017; subsequent observation is ongoing. In October 2017, breakthrough therapy designation (BTD) for the drug combination MOR208 and lenalidomide was granted by the US Food and Drug Administration (FDA) based on interim data from the L-MIND study. In the reporting quarter, MorphoSys has continued the discussion process entered into with the FDA under the BTD to evaluate potential options for the path to market for MOR208, including the possibility of an expedited regulatory submission and approval for MOR208 based primarily on the L-MIND study.

In March 2018, MorphoSys reported latest interim results from the study that were consistent with earlier data presented from the trial. The results (cut-off date December 12, 2017), based on 81 patients enrolled, 68 of whom were available for efficacy assessment by the investigators at cut-off date, showed an ORR of 49% and a complete response rate of 31%. At the time of data-cut off, the preliminary PFS rate at 12 months was 50.4% and the preliminary median PFS had not been reached.

29 out of 33 responses (88%) were ongoing at the time of data-cut off; median time to response was 1.8 months, median time to complete response was 3.6 months. No unexpected toxicities were observed for the treatment combination and no infusion-related reactions were reported for MOR208. The most frequent adverse events with a toxicity grading of 3 or higher were neutropenia, thrombocytopenia, febrile neutropenia and pneumonia, observed in 36%, 12%, 7% and 7% of patients, respectively.

Initiated in September 2016, the B-MIND study (Bendamustine - MOR208 IN DLBCL) is evaluating the safety and efficacy of administering MOR208 in combination with the chemotherapy agent bendamustine versus the cancer drug rituximab plus bendamustine. The plan is to include 330 adult patients in this study worldwide who suffer from relapsed or refractory DLBCL and are not eligible for HDC and ASCT. The study transitioned into the phase 3 part in June 2017, and recruitment for the study is currently progressing as planned.

In addition to the two combination studies in DLBCL, MorphoSys is evaluating MOR208 in a phase 2 combination trial initiated in December 2016 in the indications chronic lymphocytic leukemia (CLL) and small lymphocytic lymphoma. The trial, named COSMOS (CLL patients assessed for ORR & Safety in the MOR208 study), is evaluating in particular the safety of MOR208 in combination with the cancer drugs idelalisib or venetoclax. The study is enrolling patients who have discontinued treatment with a Bruton’s tyrosine kinase inhibitor such as ibrutinib.

MOR202 is directed against CD38, an antigen highly and uniformly expressed on the surface of malignant plasma cells which, according to preclinical research, may play a role in solid tumors such as non-small-cell lung cancer (NSCLC). MOR202 is currently being evaluated in a clinical phase 1/2a dose-escalation study in pre-treated patients with relapsed/refractory multiple myeloma (MM), which is a form of bone marrow cancer. This study comprises three arms: MOR202, MOR202 in combination with the immunomodulatory drug lenalidomide and MOR202 in combination with the immunomodulatory drug pomalidomide, each with low-dose dexamethasone. Patient recruitment for the study has been completed, and the treatment and subsequent observation of the patients is ongoing.

In November 2017, MorphoSys signed a regional licensing agreement for MOR202 in Greater China with I-Mab. Under this agreement, I-Mab Biopharma will be responsible for the further clinical development of MOR202 in China, Hong Kong, Taiwan and Macao and is expected to initiate clinical studies in MM in 2018. MorphoSys intends to evaluate further partnering opportunities with the goal of securing future development of MOR202 in multiple myeloma. MorphoSys also evaluates the further development of MOR202 in solid tumors, with an initial focus on NSCLC.

MOR106, a fully human antibody directed against IL-17C, which was made by MorphoSys using its Ylanthia platform. MOR106 is being co-developed together with Galapagos. MOR106 is the first publicly disclosed antibody directed against IL-17C in clinical development worldwide. MOR106 was evaluated in a phase 1 study in patients suffering from moderate to severe atopic dermatitis (AD) and results were reported in September 2017. In February 2018, more detailed results from this study were presented in the late breaking abstracts session at the American Academy of Dermatology (AAD) Annual Meeting in San Diego, USA. All adverse drug reactions observed were mild-to-moderate and transient in nature. No serious adverse events and no infusion-related reactions were recorded. At the highest dose level of MOR106 (10mg/kg body weight), in 83% of patients (5 out of 6) an improvement of at least 50% in signs and extent of AD, as measured by EASI-50, was recorded at week 4. The onset of activity occurred within two to four weeks, depending on the dose administered. Pooled data across all dose cohorts showed that patients treated with MOR106 achieved an EASI improvement compared to baseline of 58%, 62%, 72%, and 64% at week 4, 8, 12, and 14, respectively. For patients receiving placebo, the EASI improvement was 32%, 40%, 38%, and 50%, respectively. EASI is the acronym for “Eczema Area and Severity Index”, a benchmark for assessing the severity and spread of atopic eczema. EASI scores of diagnosed patients range from 0 to 72, with higher scores indicating greater severity and extent of atopic dermatitis. EASI-50 means a reduction of a patient’s EASI score by at least 50%. It is expected that Phase 2 development with MOR106 will be initiated in the first half of 2018.

MOR107 is a lanthipeptide based on the proprietary technology platform of the Company’s Dutch subsidiary, Lanthio Pharma B.V., and the first lanthipeptide in MorphoSys’s clinical pipeline. Following the completion of a phase 1 clinical study in healthy volunteers in 2017 and initial preclinical anti-tumor data, MOR107 is currently in preclinical investigation with a focus on oncology indications to inform a decision regarding possible further clinical testing.

In addition to the four active clinical programs MOR208, MOR202, MOR106 and MOR107, MorphoSys is also pursuing several proprietary programs in the early phases of research and development.

MOR103/GSK3196165 was outlicensed to GlaxoSmithKline (GSK). GSK is clinically investigating this HuCAL antibody in rheumatoid arthritis (RA) and inflammatory hand osteoarthritis, including a phase 2b study in RA and a phase 2a study in patients suffering from inflammatory hand osteoarthritis. Both studies were completed according to the website clinicaltrials.gov, and MorphoSys expects data from those trials to be published by GSK sometime this year.

On March 31, 2018, the number of proprietary therapeutic antibody programs totaled 13, one of which was outlicensed (December 31, 2017: 13 programs, one of which was outlicensed). Five of these programs are in clinical development, one is in pre-clinical development and seven are in the discovery stage.

PARTNERED DISCOVERY

The Partnered Discovery segment contains the activities and programs where MorphoSys is contracted by its partners to apply its proprietary technology to discovering new antibodies. Partners are then responsible for the products’ clinical development and subsequent commercialization with MorphoSys participating in the later development and commercialization success according to predefined milestone payments and royalties.

In February 2018, MorphoSys announced that its licensee Janssen had reported long-term data from the phase 3 VOYAGE 2 study of Tremfya® (guselkumab), which demonstrated long-term skin clearance in patients with moderate-to-severe plaque psoriasis. According to Janssen, 86% of the patients with plaque psoriasis receiving Tremfya® achieved at least a 90% improvement in the signs and symptoms of the disease, as measured by the Psoriasis Area and Severity Index (PASI 90) at week 28 and maintained a PASI 90 response with continuous treatment through week 72. Only 11.5% of patients who were withdrawn from treatment maintained a PASI 90 response. Janssen also reported that 87.6% of patients originally randomized to Tremfya® but withdrawn from treatment at week 28 regained a PASI 90 response within six months of initiating Tremfya® retreatment. Janssen also stated that no new safety signals were observed with continuous treatment or retreatment therapy with Tremfya® through week 100. PASI is the acronym for “Psoriasis Area and Severity Index”, a clinical benchmark for assessing the symptoms of psoriasis. PASI 90 represents an improvement of 90% in a patient’s symptoms compared to baseline at the start of treatment.

In March 2018, MorphoSys announced that its partner Roche had presented clinical data at the Alzheimer’s and Parkinson’s Disease Conference AAT-AD/PDTM Focus Meeting 2018 that support investigating gantenerumab in higher doses in new pivotal phase 3 trials in Alzheimer’s, disease, which are expected to be initiated later in the year. In the data presented, gantenerumab was applied at significantly higher doses in open-label extension studies than in the past. According to the data presented, patients who received higher doses of gantenerumab showed a significantly greater and more consistent amyloid reduction compared to patients receiving a lower dose. Gantenerumab is a monoclonal antibody directed against the target molecule beta-amyloid that was made using MorphoSys’s HuCAL antibody library.

During the first three months of 2018, the number of therapeutic antibody programs in the Partnered Discovery segment increased to 102 (December 31, 2017: 101). Of these programs, 23 are in clinical development, 24 in pre-clinical development and 55 in the discovery stage.

CORPORATE DEVELOPMENTS

The agenda for the Annual General Meeting of MorphoSys AG scheduled on May 17, 2018 was published at the beginning of April 2018. At the Annual General Meeting, the MorphoSys Supervisory Board plans to nominate Dr. George Golumbeski and Michael Brosnan for election to the Supervisory Board. Dr. Gerald Möller will retire from his position as the Supervisory Board’s chair with the close of the Annual General Meeting on May 17, 2018. Also taking effect as of the close of the Annual General Meeting on May 17, 2018, is the resignation of Klaus Kühn, who is leaving the Supervisory Board for personal reasons. The Supervisory Board will also propose that Dr. Marc Cluzel be reelected to the Supervisory Board when his Supervisory Board mandate expires as of the close of the 2018 Annual General Meeting.

Dr. Golumbeski currently serves as Executive Vice President & Executive Advisor for Innovation at Celgene Corporation, Summit, NJ, USA. He retired from this position on April 16, 2018. Over the last 27 years, he has held leadership roles in business and corporate development, partnering and M&A with global pharmaceutical and life science companies, including Celgene, Novartis, Elan Corporation (today: Perrigo), and Schwarz Pharma (today: UCB). Dr. Golumbeski obtained his doctorate in genetics from the University of Wisconsin in Madison, USA and holds a degree in biology from the University of Virginia, Charlottesville, USA.

Mr. Brosnan has over 40 years of experience in finance, controlling and auditing. Since 2010, he has served as Chief Financial Officer of Fresenius Medical Care Management AG, Bad Homburg, Germany, a company with a dual listing in Germany (Frankfurt) and the United States (NYSE). Over the last 20 years, he has worked in various leadership and executive positions for Fresenius Medical Care in the United States and Germany. Prior to joining Fresenius Medical Care, he held senior financial positions at Polaroid Corporation and was an audit partner at KPMG. Mr. Brosnan holds a degree in business administration and accounting from Northeastern University, Boston, MA, USA.

Human Resources

On March 31, 2018, the MorphoSys Group had 310 employees (December 31, 2017: 326). During the first three months of 2018, the number of employees at the MorphoSys Group averaged 309.

Key Financial Figures

In the interim statements, MorphoSys reports the key financial figures that are important for the Group’s internal control: revenues, operating expenses, EBIT (defined as earnings before finance income, finance expenses, impairment losses on financial assets and income taxes), segment results and the liquidity position. The presentation of the key financial figures may be expanded accordingly to include material business transactions that affected other line items of the income statement or balance sheet in a given quarter.

Revenues

Group revenues declined compared to the prior year, reaching € 2.8 million (Q1/2017: € 11.8 million). The decrease mainly resulted from the fact that the contract with Novartis had expired as expected in 2017.

Success-based payments including royalties comprised 63%, or € 1.8 million (Q1/2017: 2% and € 0.2 million), of total revenues. From a geographical standpoint, MorphoSys generated 65%, or € 1.8 million, of its commercial revenues with biotechnology and pharmaceutical companies and non-profit organizations headquartered in North America and 35%, or € 1.0 million, with customers primarily located in Europe and Asia. In the comparable period of the previous year, these figures were 4% and 96%, respectively. Approximately 88% of the Group’s revenues were generated with customers Janssen, Leo Pharma and Merck Serono (Q1/2017: 96% with Novartis, Leo Pharma and Pfizer).

The Group has been applying IFRS 15, the new accounting standard governing revenue recognition, as of January 1, 2018 by using the modified retrospective method. Using this method requires that the cumulative effects of the first adoption of IFRS 15 be recognized in accumulated deficit as of January 1, 2018 without the need for an adjustment of previous periods. Hence, deferred revenue and accumulated deficit each decreased by € 1.1 million. This effect resulted from license payments which, under IFRS 15, are to be realized at a specific point in time rather than over a period of time, as was the case under IAS 18.

Operating Expenses

RESEARCH AND DEVELOPMENT EXPENSES

In the first three months of 2018, research and development expenses amounted to € 17.2 million (Q1/2017: € 22.9 million). Expenses in this area were largely driven by costs for external laboratory services in the amount of € 6.0 million (Q1/2017: € 10.9 million) as well as personnel expenses in the amount of € 6.0 million (Q1/2017: € 6.9 million). Proprietary development expenses and technology development expenses amounted to € 15.5 million in the first quarter of 2018 (Q1/2017: € 19.0 million).

SELLING EXPENSES

Since January 1, 2018, the Group presents “selling expenses” as a separate line item. In the first three months of 2018, selling expenses amounted to € 0.8 million (Q1/2017: € 0.6 million). The presentation of selling expenses led to a partial change in the presentation of research and development expenses and general and administrative expenses for the first quarter of 2017. These items were reduced by € 0.4 million and € 0.2 million, respectively, and the corresponding amounts are now presented in selling expenses. The reason for the introduction of the new line item and the resulting changes in the presentation in existing line items is the rising importance of selling expenses in connection with the planned preparations for the commercialization of MOR208.

GENERAL AND ADMINISTRATIVE EXPENSES

Compared to the same period of the previous year, general and administrative expenses increased to € 3.9 million (Q1/2017: € 3.4 million). This line item mainly comprised personnel expenses amounting to € 2.8 million (Q1/ 2017: € 2.6 million) and expenses for external services of € 0.6 million (Q1/2017: € 0.3 million).

Segment Reporting

The Group consists of two business segments: Proprietary Development and Partnered Discovery. The activities included in these segments have not changed since the publication of the 2017 Annual Report.

Q1	Proprietary Development		Partnered Discovery		Unallocated		Group
(in 000’s €)	2018	2017	2018	2017	2018	2017	2018	2017

External Revenues	194	205	2,605	11,635	0	0	2,799	11,840
Operating Expenses	(16,082)	(19,222)	(1,967)	(4,383)	(3,838)	(3,279)	(21,887)	(26,884)
Segment Result	(15,888)	(19,017)	638	7,252	(3,838)	(3,279)	(19,088)	(15,044)
Other Income	28	73	0	0	258	150	286	223
Other Expenses	0	0	0	0	(221)	(107)	(221)	(107)
Segment EBIT	(15,860)	(18,944)	638	7,252	(3,801)	(3,236)	(19,023)	(14,928)
Finance Income							21	115
Finance Expenses							(276)	(50)
Impairment Losses on Financial Assets							(88)	0
Profit before Taxes							(19,366)	(14,863)
Income Tax Expenses							(122)	(179)
Net Loss							(19,488)	(15,042)

*	Differences due to rounding.

Liquidity

On March 31, 2018, the Group’s liquidity amounted to € 285.8 million, compared to € 312.2 million on December 31, 2017.

Liquidity as of March 31, 2018 is presented in the balance sheet items “Cash and Cash Equivalents”, “Financial Assets at Fair Value through Profit or Loss” as well as “Financial Assets at Amortized Cost”. As of December 31, 2017, liquidity had been presented in the balance sheet items “Cash and Cash Equivalents”, “Available-for-sale Financial Assets” as well as “Financial Assets classified as Loans and Receivables.”

The Group has been applying IFRS 9, the new accounting standard governing financial instruments, as of January 1, 2018. In this context, the exception in accordance with IFRS 9 section 7.2.15 of the transitional provisions for the classification and measurement is applied and does not require an adjustment of previous periods. As of January 1, 2018, financial instruments previously reported as “Available-for-sale Financial Assets” are now classified as “Financial Assets at Fair Value through Profit or Loss”. Financial instruments previously reported in the balance sheet item “Financial Assets classified as Loans and Receivables” are now categorized as “Other Financial Assets at Amortized Cost”. In accordance with IFRS 9, this categorization was made depending on the business model and the contractually agreed cash flows of the respective financial instruments.

As of January 1, 2018, there was no difference between the previous carrying amounts of financial instruments in accordance with IAS 39 and the carrying amounts in accordance with IFRS 9. As a result, no change in value has been recognized in accumulated deficit as of January 1, 2018. For financial instruments previously classified as “Available-for-sale Financial Assets”, all unrealized gains and losses recognized in the revaluation reserve as of December 31, 2017 were reclassified to accumulated deficit as of January 1, 2018, as these financial instruments are now classified as “Financial Assets at Fair Value, with Changes recognized in Profit or Loss”. No adjustment was required to be made to other financial assets at amortized cost under IFRS 9 compared to the application of IAS 39.

On January 1, 2018, an expected twelve-month loss for financial instruments amounting to € 0.1 million as strictly required by IFRS 9 was recognized. As of March 31, 2018, this risk provision amounted to € 0.2 million. For accounts receivable the simplified impairment model was applied resulting in a risk provision of € 0.1 million as of January 1, 2018. As of March 31, 2018, this provision remained unchanged at € 0.1 million.

The decline in liquidity was mainly due to the use of cash for operations in the first three months of 2018.

Subsequent Events

In the second quarter of 2018, the Management Board and certain members of senior management were granted a new performance share program as well as a new stock option program.

On April 1, 2018, the four-year vesting period expired for the 2014 Long-term Incentive Program. The Management Board, the Senior Management Group as well as former members of the Senior Management Group who have since left the Company now have the option within six months to receive a total of 6,969 shares, 9,360 shares and 890 shares, respectively.

On April 5, 2018, we announced that country subsidiaries of our licensee Janssen reported that Tremfya® has been approved for the treatment of adults living with moderate to severe plaque psoriasis in Brazil and Australia.

On April 6, 2018, we announced that Janssen reported that Tremfya® has been approved in Japan for the treatment of three forms of psoriasis (plaque, pustular, and erythrodermic) and psoriatic arthritis in patients with moderate-to-severe disease for whom other existing treatments have failed.

On April 9, 2018, we announced that MorphoSys has commenced an initial public offering in the United States of up to 8,300,000 American Depositary Shares (“ADSs”) pursuant to a Registration Statement on Form F-1, as amended, filed with the U.S. Securities and Exchange Commission. Each ADS will represent 1/4 of a MorphoSys ordinary share. The new ordinary shares underlying the ADSs will be issued from MorphoSys’s authorized capital 2017-II, excluding pre-emptive rights of existing shareholders and representing up to 8.1% (including the underwriters’ option to purchase additional ADSs) of the registered share capital of MorphoSys prior to the consummation of the offering.

On April 18, 2018, we announced that the MorphoSys Management Board, with the approval of the Supervisory Board, has resolved to increase the share capital of MorphoSys AG by issuing 2,075,000 new ordinary shares from the authorized capital 2017-II, excluding pre-emptive rights of existing shareholders, to implement the initial public offering in the United States of 8,300,000 ADSs pursuant to a Registration Statement on Form F-1, as amended, filed with the U.S. Securities and Exchange Commission.

The pricing of its initial public offering (IPO) in the United States was also announced on April 18, 2018. The offering produced gross proceeds of USD 207,832,000 from the sale of 2,075,000 new ordinary shares in the form of 8,300,000 ADSs at a price of USD 25.04 per ADS. Furthermore, MorphoSys granted the underwriters a 30-day option to purchase up to 1,245,000 additional ADSs, representing 15% of the total number of ADSs placed in the offering.

On April 23, 2018, we announced that the initial public offering (IPO) in the United States was closed. In addition, on April 23, 2018 the underwriters exercised in full an option granted by MorphoSys to purchase up to 311,250 additional new ordinary shares in the form of 1,245,000 additional ADSs at a price of USD 25.04 per ADS. The closing of the purchase of the additional ADSs occurred on April 30, 2018. In total, MorphoSys received the gross proceeds of the transaction to amount to USD 239,006,800, comprising the base offering of 8,300,000 ADSs (USD 207,832,000) and the exercised option to purchase 1,245,000 additional ADSs (USD 31,174,800).

No other events occurred that require reporting.

Financial Guidance

MorphoSys’s current financial guidance for the 2018 financial year was published on March 13, 2018 and remains unchanged. The Group expects revenues in 2018 within a range of € 20 million to € 25 million. R&D expenses for proprietary programs and technology development are expected to increase to a range of € 95 million to € 105 million. The Group anticipates earnings before interest and taxes (EBIT) to be in the range of € -110 million to € -120 million. This guidance does not take into account any additional revenue from future collaborations and/or licensing partnerships.

Consolidated Income Statement (IFRS) – (unaudited)

in €	Q1 2018	Q1 2017

Revenues	2,798,793	11,840,058
Operating Expenses
Research and Development	(17,168,233)	(22,912,637)
Selling	(840,496)	(575,396)
General and Administrative	(3,878,354)	(3,395,988)
Total Operating Expenses	(21,887,083)	(26,884,021)
Other Income	286,489	223,601
Other Expenses	(220,933)	(107,204)
Earnings before Interest and Taxes (EBIT)	(19,022,734)	(14,927,566)
Finance Income	21,225	115,031
Finance Expenses	(276,260)	(49,656)
Impairment Losses on Financial Assets	(88,000)	0
Income Tax Expenses	(122,242)	(179,471)
Consolidated Net Loss	(19,488,011)	(15,041,662)
Earnings per Share, basic and diluted	(0.67)	(0.52)
Shares Used in Computing Earnings per Share, basic and diluted	29,101,118	28,764,077

Consolidated Balance Sheet (IFRS)

in €	March 31, 2018 (unaudited)	Dec. 31, 2017 (audited)

ASSETS
Current Assets
Cash and Cash Equivalents	57,417,507	76,589,129
Available-for-sale Financial Assets	0	86,538,195
Financial Assets classified as Loans and Receivables	0	149,059,254
Financial Assets at Fair Value through Profit or Loss	80,534,753	0
Other Financial Assets at Amortized Cost	147,807,680	0
Accounts Receivable	12,958,907	11,234,308
Income Tax Receivables	140,148	654,511
Other Receivables	70,466	84,727
Inventories, Net	301,791	300,753
Prepaid Expenses and Other Current Assets	18,821,011	16,219,761
Total Current Assets	318,052,263	340,680,638
Non-current Assets
Property, Plant and Equipment, Net	3,429,110	3,526,351
Patents, Net	4,392,789	4,669,128
Licenses, Net	2,962,109	2,999,074
In-process R&D Programs	52,158,527	52,158,527
Software, Net	527,603	655,399
Goodwill	7,364,802	7,364,802
Prepaid Expenses and Other Assets, Net of Current Portion	3,265,080	3,344,292
Total Non-current Assets	74,100,020	74,717,573
Total Assets	392,152,283	415,398,211

in €	March 31, 2018 (unaudited)	Dec. 31, 2017 (audited)

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts Payable and Accrued Expenses	40,549,128	44,811,718
Tax Provisions	448,089	314,944
Provisions	1,138,935	1,185,741
Current Portion of Deferred Revenue	530,870	1,388,638
Total Current Liabilities	42,667,022	47,701,041
Non-current Liabilities
Provisions, Net of Current Portion	23,166	23,166
Deferred Revenue, Net of Current Portion	242,979	306,385
Convertible Bonds due to Related Parties	87,785	87,785
Deferred Tax Liability	7,744,333	7,811,258
Other Liabilities, Net of Current Portion	775,323	797,537
Total Non-current Liabilities	8,873,586	9,026,131
Total Liabilities	51,540,608	56,727,172

Stockholders’ Equity
Common Stock	29,420,785	29,420,785
Ordinary Shares Issued (29,420,785 and 29,420,785 for 2018 and 2017, respectively) Ordinary Shares Outstanding (29,101,398 and 29,101,107 for 2018 and 2017, respectively) Treasury Stock (319,387 and 319,678 shares for 2018 and 2017, respectively), at Cost	(11,816,226)	(11,826,981)
Additional Paid-in Capital	439,088,734	438,557,856
Revaluation Reserve	0	(105,483)
Accumulated Deficit	(116,081,618)	(97,375,138)
Total Stockholders’ Equity	340,611,675	358,671,039
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	392,152,283	415,398,211

Consolidated Statement of Changes in Stockholders’ Equity (IFRS) – (unaudited)

	Common Stock
	Shares	€

Balance as of January 1, 2017	29,159,770	29,159,770
Compensation Related to the Grant of Convertible Bonds and Performance Shares	0	0
Transfer of Treasury Stock to Members of the Management Board	0	0
Reserves:
Change in Unrealized Gains and Losses on Available-for-sale Financial Assets and Bonds, Net of Tax Effects	0	0
Change in Unrealized Gains on Cash Flow Hedges, Net of Tax Effects	0	0
Consolidated Net Loss	0	0
Total Comprehensive Income	0	0
Balance as of March 31, 2017	29,159,770	29,159,770
Balance as of December 31, 2017	29,420,785	29,420,785
Application of IFRS 9	0	0
Application of IFRS 15	0	0
Balance as of January 1, 2018	29,420,785	29,420,785
Compensation Related to the Grant of Stock Options, Convertible Bonds and Performance Shares	0	0
Transfer of Treasury Stock to Related Parties	0	0
Reserves:
Consolidated Net Loss	0	0
Total Comprehensive Income	0	0
Balance as of March 31, 2018	29,420,785	29,420,785

Treasury Stock		Additional Paid- in Capital	Revaluation Reserve	Accumulated Deficit	Total Stockholders’ Equity
Shares	€	€	€	€	€

396,010	(14,648,212)	428,361,175	136,101	(27,548,669)	415,460,165
0	0	1,239,378	0	0	1,239,378
(9,505)	351,305	(351,305)	0	0	0

0	0	0	(21,298)	0	(21,298)
0	0	0	(53,020)	0	(53,020)
0	0	0	0	(15,041,662)	(15,041,662)
0	0	0	(74,318)	(15,041,662)	(15,115,980)
386,505	(14,296,907)	429,249,248	61,783	(42,590,331)	401,583,563
319,678	(11,826,981)	438,557,856	(105,483)	(97,375,138)	358,671,039
0	0	0	105,483	(353,483)	(248,000)
0	0	0	0	1,135,014	1,135,014
319,678	(11,826,981)	438,557,856	0	(96,593,607)	359,558,053
0	0	541,633	0	0	541,633
(291)	10,755	(10,755)	0	0	0

0	0	0	0	(19,488,011)	(19,488,011)
0	0	0	0	(19,488,011)	(19,488,011)
319,387	(11,816,226)	439,088,734	0	(116,081,618)	340,611,675

Consolidated Statement of Cash Flows (IFRS) – (unaudited)

For the Period Ended March 31, (in €)	2018	2017

Operating Activities:
Consolidated Net Loss	(19,488,011)	(15,041,662)
Adjustments to Reconcile Net Loss to Net Cash Provided by / (Used in) Operating Activities:
Depreciation and Amortization of Tangible and Intangible Assets	965,320	984,388
Net (Gain) / Loss on Sales of Available-for-sale Financial Assets	0	387
(Gain) / Loss of Financial Assets at Fair Value through Profit or Loss	3,442	0
Proceeds from Derivative Financial Instruments	(266,544)	1,514
Net (Gain) / Loss on Derivative Financial Instruments	219,737	37,714
Net (Gain) / Loss on Sale of Property, Plant and Equipment	(23,140)	31
Recognition of Deferred Revenue	(167,373)	(5,557,468)
Stock-based Compensation	541,633	1,239,378
Income Tax Expenses	122,242	179,471
Changes in Operating Assets and Liabilities:
Accounts Receivable	(1,836,599)	1,792,162
Prepaid Expenses and Other Assets, Tax Receivables and Other Receivables	(1,983,592)	(2,192,809)
Accounts Payable and Accrued Expenses, Tax Provisions and Provisions	(3,021,903)	(700,007)
Other Liabilities	(1,195,279)	351,198
Deferred Revenue	381,214	9,958,402
Income Taxes Paid	(67,622)	(53,567)
Net Cash Provided by / (Used in) Operating Activities	(25,816,475)	(9,000,868)

For the Period Ended March 31, (in €)	2018	2017

Investing Activities:
Purchase of Financial Assets at Fair Value through Profit or Loss (2017: Available-for-sale Financial Assets)	(13,500,000)	(11,383,410)
Proceeds from Sales of Financial Assets at Fair Value through Profit or Loss (2017: Available-for-sale Financial Assets)	19,500,000	5,500,000
Proceeds from Sales of Bonds, Available-for-sale	0	5,000,000
Purchase of Other Financial Assets at Amortized Cost (2017: Financial Assets Classified as Loans and Receivables)	(29,000,000)	(19,000,000)
Proceeds from Sales of Other Financial Assets at Amortized Cost (2017: Financial Assets Classified as Loans and Receivables)	29,999,893	71,999,928
Purchase of Property, Plant and Equipment	(383,039)	(428,180)
Proceeds from Disposals of Property, Plant and Equipment	23,445	0
Purchase of Intangible Assets	(44,245)	(141,944)
Interest Received	48,799	34,129
Net Cash Provided by / (Used in) Investing Activities	6,644,853	51,580,523

Increase / (Decrease) in Cash and Cash Equivalents	(19,171,622)	42,579,655
Cash and Cash Equivalents at the Beginning of the Period	76,589,129	73,928,661
Cash and Cash Equivalents at the End of the Period	57,417,507	116,508,316

Forward Looking Statement Disclaimer

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including its financial guidance for 2018, the commencement, timing and results of clinical trials and release of clinical data both in respect of its proprietary product candidates and of product candidates of its collaborators, the development of commercial capabilities, in particular with respect to MOR208, and the transition of MorphoSys to a fully integrated biopharmaceutical company, the expected time of launch of MOR208, interaction with regulators, including the potential approval of MorphoSys’ current or future drug candidates, including discussions with the FDA regarding the potential approval to market MOR208, and expected royalty and milestone payments in connection with MorphoSys’s collaborations. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’ expectations regarding its 2018 results of operations may be incorrect, MorphoSys’ expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that MorphoSys may fail to obtain regulatory approval for MOR208 and that data from MorphoSys’ ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

Imprint

MorphoSys AG

Semmelweisstr. 7

82152 Planegg

Germany

Phone:     +49-89-89927-0

Fax:         +49-89-89927-222

Email:     info@morphosys.com

www.morphosys.com

Corporate Communications and Investor Relations

Phone:     +49-89-89927-404

Fax:         +49-89-89927-5404

Email:     investors@morphosys.com

Published on May 2, 2018

This interim statement is also published in German and can be downloaded from the Company’s website (PDF).

Concept and Design

3st kommunikation GmbH, Mainz

Translation

Klusmann Communications, Niedernhausen

Produced in-house using firesys

HuCAL®,     HuCAL GOLD®,     HuCAL PLATINUM®,     Ylanthia®,     100 billion high potentials®,     arYla®,     CysDisplay®,     RapMAT®,     LanthioPep®,

    Lanthio Pharma® and Slonomics® are registered trademarks of the MorphoSys Group.

Financial Calendar 2018

MARCH 13, 2018	PUBLICATION OF 2017 FINANCIAL RESULTS
MAY 2, 2018	PUBLICATION OF 2018 FIRST QUARTER INTERIM STATEMENT
MAY 17, 2018	2018 ANNUAL GENERAL MEETING IN MUNICH
AUGUST 1, 2018	PUBLICATION OF 2018 HALF-YEAR REPORT
NOVEMBER 5, 2018	PUBLICATION OF 2018 THIRD QUARTER INTERIM STATEMENT

MorphoSys AG

Semmelweisstr. 7

82152 Planegg

Germany

Phone: +49-89-89927-0

Fax: +49-89-89927-222

www.morphosys.de